Exhibit 99.2

IMMEDIATE RELEASE

DUNDEE CORPORATION ACQUIRES INTEREST IN
VALDEZ GOLD INC.

Toronto, March 10, 2010 – In accordance with regulatory requirements, Dundee Corporation (TSX: DC.A) (“Dundee Corp.”) announced today that it has acquired, through a non-brokered private placement, 7,125,000 flow-through common shares of Valdez Gold Inc. (“Valdez”) at a price of $0.12 per flow-through common share which represents an approximate 8.18% interest in Valdez.  In total, following this transaction, Dundee Corp. owns directly or indirectly 33,583,972 common shares of Valdez representing an approximate 38.55% interest in Valdez.  In addition, the controlling shareholder of Dundee Corporation owns 9,304,827 common shares of Valdez representing an approximate 10.68% interest in Valdez.

The position in Valdez was acquired for investment purposes and may be increased or decreased in the future as considered appropriate in light of investment criteria, market conditions and other factors and in accordance with the provisions of applicable securities legislation.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $73 billion under management and administration.  Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 70% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ned Goodman Investment Counsel Limited and Dundee Real Estate Asset Management (DREAM).

For further information, please contact:

Ned Goodman
President & Chief Executive Officer
Dundee Corporation
Telephone: (416) 365-5665

Lucie Presot
Vice President & Chief Financial Officer
Dundee Corporation
Telephone: (416) 365-5157